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                            October 13, 2022

       Quang Pham
       Chief Executive Officer
       Cadrenal Therapeutics, Inc.
       822 A1A North, Suite 320
       Ponte Vedra, FL 32082

                                                        Re: Cadrenal
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 11,
2022
                                                            File No. 333-267562

       Dear Quang Pham:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Public Offering Prospectus Summary
       Our Business, page 1

   1. Please balance your disclosure regarding the tecarfarin patents on pages 3 and 69 with additional
disclosure that you have not engaged intellectual property counsel to conduct a freedom to
operate analysis and briefly explain how this impacts your
                                                        certainty regarding
your claims to the tecarfarin patents.
              You may contact Ibolya Ignat at 202-551-3636 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
       Dillon Hagius at 202-551-7967 or Jason Drory at 202-551-8342 with any other questions.
 Quang Pham
Cadrenal Therapeutics, Inc.
October 13, 2022
Page 2
                                           Sincerely,
FirstName LastNameQuang Pham
                                           Division of Corporation Finance
Comapany NameCadrenal Therapeutics, Inc.
                                           Office of Life Sciences
October 13, 2022 Page 2
cc:       Leslie Marlow
FirstName LastName